Exhibit 12

RAYTHEON COMPANY

STATEMENT REGARDING COMPUTATION OF

RATION OF EARNINGS TO COMBINED FIXED CHARGES

(dollar amounts in millions except for ratio)

(excludes RE&C and AIS for all periods

except for Interest costs, which includes RE&C and AIS)

	2000	2001		2002	2003	2004
Income from continuing operations before taxes per statements of income	832	100		1,076	762	579

Add:
Fixed charges	876	807		658	611	497
Amortization of capitalized interest	2	2		2	2	1

Less:
Capitalized interest	2	1		0	0	0

Income as adjusted	1,708	908		1,736	1,375	1,077

Fixed charges:
Portion of rents representative of interest factor	95	92		82	74	79
Interest costs	779	714		576	537	418
Capitalized interest	2	1		0	0	0

Fixed charges	876	807		658	611	497

Equity security distributions	–	347	(1)	15	15	5

Combined fixed charges	876	1,154		673	627	502

Ratio of earnings to combined fixed charges	1.9	*		2.6	2.2	2.1

(1)	Earnings of $347 million were required to cover $7 million of equity security distributions because the Company’s effective tax rate for the year ended December 31, 2001 was 98.0 percent.

*	The ratio of earnings to combined fixed charges has not been presented for 2001 as the ratio is less than 1.0 in order to achieve a ratio of 1.0 the Company’s income from continuing operations before taxes per statements of income would have had to have been $246 million higher.